UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of May, 2003




                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------
                (Translation of registrant's name into English)




                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F x               Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No x

                          ROYAL CARIBBEAN CRUISES LTD.

                      INDEX TO QUARTERLY FINANCIAL REPORT

                                                                          Page
                                                                          -----
Consolidated Statements of Operations for the First Quarters
 Ended March 31, 2003 and 2002 ...........................................   1

Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002 ...   2

Consolidated Statements of Cash Flows for the First Quarters Ended
 March 31, 2003 and 2002 .................................................   3

Notes to the Consolidated Financial Statements ...........................   4

Management's Discussion and Analysis of Financial Condition and Results
 of Operations ...........................................................   9

Signatures ...............................................................  15

Certifications ...........................................................  15

Attachment: Chief Executive Officer and Acting Chief Financial Officer
 Certification ...........................................................  18

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                           First Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             2003        2002
                                                           --------    --------
Revenues ............................................     $880,164     $799,953
                                                          --------     --------
Expenses
 Operating ..........................................      552,569      502,638
 Marketing, selling and administrative ..............      123,984      102,076
 Depreciation and amortization ......................       88,669       82,827
                                                          --------     --------
                                                           765,222      687,541
                                                          --------     --------
Operating Income ....................................      114,942      112,412
                                                          --------     --------
Other Income (Expense)
 Interest income ....................................        1,105        4,227
 Interest expense, net of capitalized interest ......      (64,884)     (68,268)
 Other income (expense) .............................        2,011        4,442
                                                          --------     --------
                                                           (61,768)     (59,599)
                                                          --------     --------
Net Income ..........................................     $ 53,174     $ 52,813
                                                          ========     ========
Earnings Per Share:
 Basic .............................................      $   0.28     $   0.27
                                                          ========     ========
 Diluted ...........................................      $   0.27     $   0.27
                                                          ========     ========
Weighted-average shares outstanding:
 Basic .............................................       193,029      192,325
                                                          ========     ========
 Diluted ...........................................       194,905      195,509
                                                          ========     ========

The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)


                                                                            As of
                                                                -----------------------------
                                                                  March 31,      December 31,
                                                                    2003            2002
                                                                -----------      ------------
                                                                (unaudited)
ASSETS
Current Assets
  Cash and cash equivalents ..................................  $   150,813      $   242,584
  Trade and other receivables, net ...........................      103,058           79,535
  Inventories ................................................       44,673           37,299
  Prepaid expenses and other assets ..........................      128,963           88,325
                                                                -----------      -----------
          Total current assets ...............................      427,507          447,743
Property and Equipment - at cost less accumulated
  depreciation and amortization ..............................    9,230,133        9,276,484
Goodwill, net ................................................      278,561          278,561
Other Assets .................................................      540,159          535,743
                                                                -----------      -----------
                                                                $10,476,360      $10,538,531
                                                                ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt ..........................  $   122,740      $   122,544
  Accounts payable ...........................................      164,993          171,153
  Accrued expenses and other liabilities .....................      315,571          308,281
  Customer deposits ..........................................      600,412          567,955
                                                                -----------      -----------
          Total current liabilities ..........................    1,203,716        1,169,933
Long-Term Debt ...............................................    5,197,013        5,322,294
Other Long-Term Liabilities ..................................       13,679           11,610

Commitments and Contingencies (Note 6)

Shareholders' Equity
  Common stock ($.01 par value; 500,000,000 shares authorized;
   193,078,935 and 192,982,513 shares issued) ................        1,931            1,930
  Paid-in capital ............................................    2,054,764        2,053,649
  Retained earnings ..........................................    2,010,659        1,982,580
  Accumulated other comprehensive income .....................        1,896            3,693
  Treasury stock (525,954 and 515,868 common shares at cost) .       (7,298)          (7,158)
                                                                -----------      -----------
       Total shareholders' equity ............................    4,061,952        4,034,694
                                                                -----------      -----------
                                                                $10,476,360      $10,538,531
                                                                ===========      ===========

The accompanying notes are an integral part of these financial statements.


                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in thousands)

                                                               First Quarter Ended
                                                                     March 31,
                                                              ---------------------
                                                                2003         2002
                                                              --------     --------
OPERATING ACTIVITIES
Net income .................................................  $ 53,174     $ 52,813
Adjustments:
  Depreciation and amortization ............................    88,669       82,827
  Accretion of original issue discount .....................    11,941       11,361
Changes in operating assets and liabilities:
  Increase in trade and other receivables, net .............   (14,132)      (2,324)
  Increase in inventories ..................................    (7,374)        (787)
  Increase in prepaid expenses and other assets ............   (16,778)     (21,413)
  (Decrease) increase in accounts payable ..................    (6,160)      10,250
  Decrease in accrued expenses and other liabilities .......   (16,571)     (40,865)
  Increase in customer deposits ............................    32,457       84,868
  Other, net ...............................................     1,175          322
                                                              --------     --------
Net cash provided by operating activities ..................   126,401      177,052
                                                              --------     --------
INVESTING ACTIVITIES
Purchases of property and equipment ........................   (42,269)     (84,322)
Other, net .................................................   (10,131)      (2,897)
                                                              --------     --------
Net cash used in investing activities ......................   (52,400)     (87,219)
                                                              --------     --------
FINANCING ACTIVITIES
Repayments of long-term debt ...............................  (133,266)    (178,014)
Dividends ..................................................   (25,095)     (25,004)
Other, net .................................................    (7,411)      15,824
                                                              --------     --------
Net cash used in financing activities ......................  (165,772)    (187,194)
                                                              --------     --------
Net Decrease in Cash and Cash Equivalents ..................   (91,771)     (97,361)
Cash and Cash Equivalents at Beginning of Period ...........   242,584      727,178
                                                              --------     --------
Cash and Cash Equivalents at End of Period .................  $150,813     $629,817
                                                              ========     ========
Supplemental Disclosure
Cash paid during the year for:
  Interest, net of amount capitalized ......................  $ 63,851     $ 71,846
                                                              ========     ========

The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

     As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more guests.

Note 1--Basis for Preparation of Consolidated Financial Statements

     We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

     The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2002.

Note 2--Summary of Significant Accounting Policies

Accounting Pronouncements

     In  November  2002,  the  Financial   Accounting   Standards  Board  issued
Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires recognition of an initial liability for the fair value of the guarantor's obligation upon issuance of certain guarantees. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN No. 45 as of December 31, 2002. On January 1, 2003, we adopted the initial recognition and measurement provisions which are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The implementation of FIN No. 45 had no impact on our results of operation or financial position at adoption or during the three months ended March 31, 2003.

     In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if specific criteria are met. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN No. 46 will have on our results of operations and financial position for any transactions entered into prior to February 1, 2003. For transactions entered into after January 31, 2003, FIN No. 46 did not have an impact on our results of operations or financial position for the three months ended March 31, 2003.


     In April 2003, the Financial Accounting Standards Board issued Statement of
Financial  Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on
Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments. In particular, this statement amends certain other pronouncements and clarifies a) the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and b) when a derivative contains a financing component. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. We are currently evaluating the effect of SFAS No. 149 but we do not expect it to have a material impact on our results of operations or financial position.

Stock-Based Compensation

     In December 2002, the Financial  Accounting Standards Board issued SFAS No.
148,  "Accounting for Stock-Based  Compensation - Transition and Disclosure - an
Amendment of SFAS No. 123." It requires disclosures in the annual and interim financial statements of the method used to account for stock-based employee compensation and the effect of the method on reported results. We continue to use the intrinsic value method and, as a result, the implementation of SFAS No.
148 had no impact on our results of operations or financial position at adoption or during the three months ended March 31, 2003.

     The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No.123, "Accounting for Stock-Based Compensation," to such compensation (in thousands, except per share data):


                                                           First Quarter Ended
                                                                 March 31,
                                                          ----------------------
                                                             2003         2002
                                                          ---------    ---------
Net income, as reported .................................   $53,174      $52,813
Deduct: Total stock-based employee compensation expense
 determined under fair value method for all awards ......    (3,748)      (6,135)
                                                          ---------   ----------
Pro forma net income ....................................   $49,426      $46,678
                                                          =========    =========
Earnings per share:
Basic - as reported .....................................     $0.28        $0.27
Basic - pro forma .......................................     $0.26        $0.24

Diluted - as reported ...................................     $0.27        $0.27
Diluted - pro forma .....................................     $0.25        $0.24


Note 3--Earnings Per Share

     Below is a reconciliation between basic and diluted earnings per share (in thousands, except per share data):

                                              First Quarter Ended
                                                    March 31,
                                             ----------------------
                                               2003         2002
                                             ---------    ---------
Net income ................................    $53,174      $52,813
                                             =========    =========

Weighted-average common shares outstanding     193,029      192,325
Dilutive effect of stock options ..........      1,876        3,184
                                             ---------    ---------
Diluted weighted-average shares outstanding    194,905      195,509
                                             =========    =========

Basic earnings per share ..................      $0.28        $0.27
                                             =========    =========
Diluted earnings per share ................      $0.27        $0.27
                                             =========    =========

     Our diluted earnings per share computation for the first quarters ended March 31, 2003 and 2002 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield OptionTM Notes and Zero Coupon Convertible Notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments. Options to purchase 8.8 million and 8.9 million shares in the first quarters of 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 4--Long-Term Debt

     In March 2003, we replaced our $1.0 billion unsecured revolving credit facility due June 2003 with a $500.0 million unsecured revolving credit facility bearing interest at a variable rate of LIBOR plus 1.75% due in March 2008. The commitment fee is 0.6% on the undrawn portion of the credit facility. The interest rate and the commitment fee vary with our debt rating. The covenants are substantially the same as our previous revolving credit facility. The proceeds of the credit facility may be used for general corporate purposes, including capital expenditures.

Note 5--Shareholders' Equity

     During the quarters ended March 31, 2003 and 2002, we declared cash dividends on common shares of $0.13 per share.


Note 6--Commitments and Contingencies

     Capital Expenditures. As of March 31, 2003, we had three ships on order for an additional  capacity of 7,266 berths.  The  aggregate  contract  price of the three ships, which excludes  capitalized  interest and other ancillary costs, is approximately $1.3 billion,  of which we have deposited $0.2 billion as of March
31, 2003. We anticipate that overall capital  expenditures will be approximately
$1.1  billion,   $0.5  billion  and  $0.1  billion  for  2003,  2004  and  2005, respectively.

     Litigation. We are routinely involved in claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

     Other. Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

     In addition, under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.


     As of March 31, 2003, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

        Year
        ----
        2003 ................. $ 31,203
        2004 .................   41,676
        2005 .................   31,519
        2006 .................   30,114
        2007 .................   28,516
        Thereafter ...........  163,095
                                -------
                               $326,123
                               ========


Note 7--Comprehensive Income

Comprehensive income was as follows (in thousands):

                                                 First Quarter Ended
                                                      March 31,
                                                ----------------------
                                                  2003          2002
                                                ---------    ---------

Net income ...................................   $53,174       $52,813
Changes related to cash flow derivative hedges    (1,797)       15,053
                                                ---------    ---------
     Total comprehensive income ..............   $51,377       $67,866
                                                ========     =========

Note 8--Subsequent Events

     In May 2003, we completed a public offering of $250.0 million senior unsecured notes, due 2010, bearing interest at 8.0%. The net proceeds of $244.7 million will be used for general corporate purposes, including capital expenditures.

                          ROYAL CARIBBEAN CRUISES LTD.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

     -  general economic and business conditions,

     -  vacation industry competition, including cruise industry competition,

     -  changes in vacation industry capacity, including cruise capacity,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     -  the impact of pending or threatened litigation,

     -  the delivery of scheduled new ships,

     -  emergency ship repairs,

     -  incidents involving cruise ships at sea or in port,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

     -  changes in interest rates or oil prices, and

     -  weather.

     The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2002.


Results of Operations

     The following table presents operating data as a percentage of revenues:

                                                 First Quarter Ended
                                                      March 31,
                                                ----------------------
                                                  2003          2002
                                                ---------    ---------
Revenues ......................................    100.0%       100.0%
Expenses:
    Operating .................................     62.8         62.8
    Marketing, selling and administrative .....     14.1         12.8
    Depreciation and amortization .............     10.1         10.3
                                                ---------    ---------
Operating Income ..............................     13.0         14.1
Other Income (Expense) ........................     (7.0)        (7.5)
                                                ---------    ---------
Net Income ....................................      6.0%         6.6%
                                                =========    =========

     Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

     Unaudited selected statistical information is shown in the following table:

                                                  First Quarter Ended
                                                      March 31,
                                                ----------------------
                                                  2003          2002
                                                ---------    ---------
Passengers Carried .........................      696,170      674,171
Passenger Cruise Days ......................    4,743,164    4,344,802
Available Passenger Cruise Days ............    4,663,592    4,182,320
Occupancy Percentage .......................        101.7%       103.9%

Revenues

     Revenues for the first quarter of 2003 were $880.2 million, up 10.0% from $800.0 million for the same period in 2002. The increase in revenues was primarily due to an increase in capacity of 11.5%, partially offset by a 1.3% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the additions of Constellation, Brilliance of the Seas and Navigator of the Seas in 2002 partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC, in 2002 and the cancellation of five weeks of sailings due to the unanticipated drydock of a ship in the first quarter of 2003. The decrease in gross revenue per available passenger cruise day was primarily associated with a lower percentage of guests who chose to book their air passage through us and lower occupancy levels, partially offset by an increase in cruise ticket prices and shipboard revenues. Occupancy for the first quarter of 2003 was 101.7% compared to 103.9% for the same period in 2002.

     Net yields for the first quarter of 2003 increased 3.9% from the same period in 2002 primarily due to the bookings lost after the events of September 11, 2001 which lowered first quarter 2002 revenues. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $188.6 million and $202.9 million for the first quarters of 2003 and 2002, respectively. We utilize net yields for revenue management purposes and believe that it is the most relevant measurement of our pricing performance.

     As a result of the war with Iraq and economic uncertainty, we anticipate that net yields for the second quarter will be down in the range of 6% to 9% from the same period in 2002. While we have started to see some improvement in bookings, not enough time has passed since the end of the war to determine if booking levels and pricing will return to pre-war levels. Because of the disruption related to the war in Iraq and the fact that bookings continue to come closer to the sailing date, it is difficult to provide net yield guidance for the remainder of the year.

     We have not provided a quantitative reconciliation of projected gross revenue per available passenger cruise day to projected net yield. This information has not been provided due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize net yields to manage our business on a day-to-day basis and believe net yields is the more relevant measure of our performance. As such, we do not believe that this reconciling information is meaningful.

Expenses

     Operating expenses increased 9.9% to $552.6 million for the first quarter of 2003 compared to $502.6 million for the same period in 2002. The increase was primarily due to increases in capacity and fuel costs, partially offset by a decrease in air transportation costs associated with a 4.7% decline in the percentage of guests who chose to book their air passage through us. Fuel costs as a percentage of revenues were 5.8% and 3.9% for the first quarters of 2003 and 2002, respectively. Operating costs per available passenger cruise day for the first quarter of 2003 declined 1.4% from the same period in 2002.

     Marketing, selling and administrative expenses increased 21.5% to $124.0 million for the first quarter of 2003 from $102.1 million for the same period in 2002. The first quarter of 2002 reflected lower spending levels as a result of business decisions taken subsequent to the events of September 11, 2001. Marketing, selling and administrative expenses as a percentage of revenues were 14.1% and 12.8% for the first quarters of 2003 and 2002, respectively. On a per available passenger cruise day basis, marketing, selling and administrative expenses in the first quarter of 2003 increased 8.9% from the same period in 2002.

     Running expenses (i.e., those expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses increased 8.9% on a per available passenger cruise day basis in the first quarter of 2003 compared to the same period in 2002. The increase is primarily attributed to higher fuel costs and the Brilliance of the Seas lease payments.

     We believe changes in running expenses and marketing, selling and administrative expenses to be the most relevant measure of our ability to control costs in a manner that positively impacts the bottom line. We estimate running expenses and marketing, selling and administrative expenses for the second quarter will increase from the comparable period in 2002 but expect that these costs will decrease slightly in the second half of the year when compared to the second half of 2002. For the full year 2003, we estimate that running expenses and marketing, selling and administrative expenses will increase in the range of 2% to 3%, on a per available passenger cruise day basis.

     We have not provided a quantitative reconciliation of projected operating costs to projected running expenses. This information has not been provided due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize running expenses to manage our business on a day-to-day basis and believe running expenses is the more relevant measure of our performance. As such, we do not believe that this reconciling information is meaningful.

     Depreciation and amortization increased 7.1% to $88.7 million for the first quarter of 2003 from $82.8 million for the same period in 2002 primarily due to incremental depreciation associated with the addition of new ships.

Other Income (Expense)

     Gross interest expense, excluding capitalized interest, was $68.7 million in the first quarter of 2003, compared to $74.2 million for the same period in 2002. The decrease in gross interest expense is attributed to lower interest rates and a lower average debt level. Capitalized interest decreased to $3.8 million in the first quarter of 2003 from $6.0 million in 2002 due to a lower average level of investment in ships under construction and lower interest rates.

     Included in Other income (expense) in the first quarters of 2003 and 2002 were $5.1 million and $4.7 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC, partially offset by $2.3 million and $0.6 million, respectively, of losses from affiliated operations as well as other miscellaneous items.

Liquidity and Capital Resources

Sources and Uses of Cash

     Net cash provided by operating activities was $126.4 million for the first quarter of 2003 compared to $177.1 million for the same period in 2002. The decrease was primarily due to the timing of cash receipts related to customer deposits.

     Our capital expenditures were $42.3 million for the first quarter of 2003 compared to $84.3 million for the same period in 2002. Capital expenditures for the first quarters of 2003 and 2002 were primarily related to ships under construction.

     During the first quarter of 2003, we paid quarterly cash dividends on our common stock of $25.1 million.

     Capitalized interest decreased to $3.8 million in the first quarter of 2003 from $6.0 million in 2002 due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

     We currently have three ships on order for an additional capacity of 7,266 berths. The aggregate contract price of the three ships, which excludes capitalized interest and other ancillary costs, is approximately $1.3 billion, of which we have deposited $0.2 billion as of March 31, 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.5 billion and $0.1 billion for 2003, 2004 and 2005, respectively.

     We have options to purchase two additional Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and expire on September 19, 2003. Under the terms of the options, the shipyard has the ability to terminate them upon providing us advance notice.

     As of March 31, 2003, we had $5.3 billion of long-term debt of which $0.1 billion is due during the 12-month period ending March 31, 2004.

     We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating to $326.1 million, due through 2029. (See Note 6 - Commitments and Contingencies.)

     Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

     In addition, under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

     As of March 31, 2003, our liquidity was $650.8 million consisting of approximately $150.8 million in cash and cash equivalents and $500.0 million available under our $500.0 million unsecured revolving credit facility. (See
Note 4 - Long-Term Debt.) In addition, we have commitments for export financing for up to 80% of the contract price of two ships on order, Serenade of the Seas and Jewel of the Seas, not to exceed $624.0 million in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Geo-political and economic uncertainties coupled with market volatility have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

     Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of March 31, 2003.

     We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next 12-month period.

Controls and Procedures

     Within the 90-day period prior to the filing of this report, we carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures and concluded that those controls and procedures were effective.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the controls were evaluated.

     It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible future conditions.

                           INCORPORATION BY REFERENCE

     This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROYAL CARIBBEAN CRUISES LTD.
                                        -----------------------------------
                                        (Registrant)

                                        By: /s/  BONNIE S. BIUMI
                                            -------------------------------
                                            Bonnie S. Biumi
                                            Acting Chief Financial Officer
Date:  May 15, 2003

                                 CERTIFICATIONS

I, Richard D. Fain, certify that:

1.   I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 15, 2003

                                  /s/ RICHARD D. FAIN
                                  ------------------------
                                  Richard D. Fain
                                  Chief Executive Officer


I, Bonnie S. Biumi, certify that:

1.   I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

                                  /s/ BONNIE S. BIUMI
                                  -------------------------------
                                  Bonnie S. Biumi
                                  Acting Chief Financial Officer

May 15, 2003



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Dear Ladies and Gentlemen:

     Richard D. Fain, the Chief Executive Officer and Bonnie S. Biumi, Acting Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the "Company") each certifies to his or her knowledge as follows with respect to the Company's Quarterly Financial Report for the First Quarter of 2003 to which this letter is attached (the "Report"):

     1. the Report fully complies with the applicable reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

     2. the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.


                          /s/  RICHARD D. FAIN
                          ------------------------------
                          Richard D. Fain,
                          Chief Executive Officer

                          /s/ BONNIE S. BIUMI
                          ------------------------------
                          Bonnie S. Biumi,
                          Acting Chief Financial Officer